FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

JOHAN BEETZ PROPERTY - FINAL PAYMENT RECEIVED

December 4, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to report that it has received its share of the final payment due on the Johan Beetz Uranium property sold to Uracan Resources Ltd. The $500,000.00 will be added to the treasury for working capital purposes.

For its 50% interest in the Johan Beetz property, the Company received an aggregate $1,000,000.00 and 175,000 common shares of Uracan Resources Ltd. The Company retains a 1 ½% net smelter royalty for the 1st two years after commercial production, increasing to 2 ½% thereafter. On January 1, 2008, the Company will begin receiving advance royalty payments of $12,500.00 per quarter.

ON BEHALF OF THE BOARD

SUPPL

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END